Exhibit 99.1

Aurora Cannabis Partner Radient Technologies Receives Standard Processing License

NYSE| TSX: ACB

Disruptive Technology an Important Component of Aurora's Derivative Products Strategy

EDMONTON, Feb. 4, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that its extraction technology partner, Radient Technologies ("Radient") (TSX-V: RTI; OTCQX: RDDTF), has received its Standard Processing License from Health Canada.

In 2016, Aurora identified Radient's proprietary extraction technology (MAP™) as potentially disruptive for the cannabis industry due to its ability to achieve much higher throughputs than is possible with existing benchmark technologies, as well as its efficiency and ability to preserve the full spectrum of cannabinoids and terpenes found in the source material. These aspects provide key competitive advantages in the development and large-scale production of high-quality derivative products.

Since investing in Radient, Aurora has expanded into the hemp sector with its majority ownership of Hempco Food and Fiber ("Hempco") and the acquisition of AgroPro, Europe's largest producer of organic hemp products, providing low-cost access to high-quality raw material for the extraction of CBD. The industrial-scale extraction of CBD will play a key role in the roll-out of Aurora's derivative products strategy, including the development and production of high-margin products for the wellness market.

Aurora COO Appointed to Radient Board

Radient today also announced the appointment of Aurora's COO Allan Cleiren to its Board of Directors. Mr. Cleiren has been working closely with Radient for the past two years assisting in Radient obtaining its Standard Processor license from Health Canada. Mr. Cleiren, who is also on the board of Hempco, is playing a key role in leveraging Aurora's investment in Hempco and integrating Agropro's operations into Aurora's hemp and CBD based initiatives.

Management Commentary

"Early on we identified that the ability to extract cannabis and hemp at large-scale while preserving quality would be a crucial competitive advantage to address the rapidly growing market for derivative products, such as vape pen solutions, softgels, edibles, and beverages," said Terry Booth, Aurora's CEO. "With the upcoming new regulations permitting additional form factors and Radient's recent receipt of its processor license, we are in a strong position to rapidly expand production of a broad portfolio of extract-based products, tying in well with the significant scale-up of our global cannabis and hemp operations. We look forward to continuing to work closely with Denis Taschuk and his team at Radient to drive accelerated growth for both companies."

Denis Taschuk, CEO of Radient, added, "Our partnership with Aurora has been instrumental these past two years towards achieving this milestone. With our license granted, operations at our commissioned Edmonton I facility are now commencing. We are scaling up our operations further with the construction of our Edmonton II and III facilities, and we look forward to executing on our partnership with Aurora on a global scale."

Disruptive Technology

Radient has developed a new, proprietary technology for the extraction of active ingredients from biomass, such as cannabis and hemp. Radient's patented Microwave Assisted Processing or MAP™ technology is based on the selective and localized heating of the moisture that is present in all natural materials, using microwaves as the energy source.

While conventional solvent-based extraction is a diffusion-driven process, which relies on concentration gradients, Radient's continuous-flow MAP™ technology provides instant volumetric heating of the biomass, creating a targeted, pressure-driven extraction process. MAP™ extraction allows higher throughputs for a much faster recovery of the extracted compound (minutes vs hours). The process also increases yield and purity of the extracted compound, while decreasing solvent and energy requirements. Because only water and/or ethanol are used as solvents, MAP™ eliminates the need to use harmful toxic solvents. In comparison, MAP™ is faster, less expensive and more scalable than alternative conventional extraction technologies, including supercritical fluid/CO2 extraction, column chromatography, conventional solvent extraction and steam distillation.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 04-FEB-19